Redwire Corporation

8226 Philips Highway, Suite 101

Jacksonville, Florida 32256

September 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Greg Herberz, Melissa Gilmore, Andrew Blume, Sergio Chinos, Asia Timmons-Pierce

Re:	Redwire Corporation
Registration Statement on Form S-1
Filed September 24, 2021
File No. 333-259755

Ladies and Gentlemen:

Redwire Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (the “Registration Statement”), File No. 333-259755, as amended, to 4:05 p.m., Eastern Time, on Monday, October 4, 2021, or as soon thereafter as practicable.

Please contact Alexander Schwartz of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2578 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Nathan O’Konek
Nathan O’Konek
Executive Vice President, General Counsel and Secretary